Exhibit 12.4
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends

($ in thousands)
Twelve Months Ended September 30,	2008	2007	2006	2005	2004

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320	$1,320	$1,320	$1,320	$1,320
Effective Income Tax Rate	0.3617	0.3758	0.3768	0.3469	0.3566
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6383	0.6242	0.6232	0.6531	0.6434
Pre-Tax Preferred Stock Dividends	$2,068	$2,115	$2,118	$2,021	$2,052

FIXED CHARGES:
Interest Expense	$45,307	$44,621	$43,316	$40,319	$42,106
Amortization of Debt Premium, Discount and Expense	410	471	566	821	426
Interest Component of Rentals	1,290	1,288	1,185	1,266	968

Total Fixed Charges	47,007	46,380	45,067	42,406	43,500
Pre-Tax Preferred Stock Dividends	2,068	2,115	2,118	2,021	2,052

Total Fixed Charges and Preferred Stock Dividends	$49,075	$48,495	$47,185	$44,427	$45,552

EARNINGS:
Net Income before Dividends on Preferred Stock	$114,182	$90,500	$85,841	$89,213	$96,590
Add:
Income Taxes	64,707	54,497	51,902	47,393	53,544
Total Fixed Charges	47,007	46,380	45,067	42,406	43,500

Total Earnings	$225,896	$191,377	$182,810	$179,012	$193,634

Ratio of Earnings to Fixed Charges and Preferred Dividends	4.6	3.9	3.9	4.0	4.3